

December 19, 2012

<u>Via E-mail</u>
Donald Giannattasio
Chief Financial Officer
Blacksands Petroleum, Inc.
800 Bering, Suite 250
Houston, Texas 77057

>　　**Re:　Blacksands Petroleum, Inc.**
>　　　　　**Form 10-K for Fiscal Year Ended December 31, 2011**
>　　　　　**Filed February 14, 2012**
>　　　　　**Response dated November 30, 2012**
>　　　　　**File No. 0-51427**

Dear Mr. Giannattasio:

　　We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

　　After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Annual Report on Form 10-K</u>

<u>Properties, page 25</u>

1. We reissue prior comment 3. We note that your response discusses the increase in proved <u>undeveloped oil</u> reserves to acquisitions related to the AP Clark Field and Capano Bay. Please also revise to explain the increase in proved <u>undeveloped gas</u> reserves. We also do not see responsive disclosure pursuant to Item 1203(c) of Regulation S-K.

<u>Reserve Estimation Procedures and Audits, page 26</u>

2. We reissue prior comment 4 because your revised exhibits index references the reserve reports but your proposed amended filing does not include them as exhibits. We may have further comments upon review.

<u>Closing Comments</u>

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and the Securities Exchange Act of 1934, and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, the undersigned at (202) 551-3700 with any questions.

Sincerely,

/s/ A.N. Parker *for*

H. Roger Schwall
Assistant Director

CC: Terence Harper
        Seligson & Giannattasio, LLP